Exhibit 99.6

Earnings call 1

EARNINGS CALL 1

Q4 2017 RESULTS

April 13, 2017

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

M.D.Ranganath

Executive Vice President and Chief Financial Officer

Ravi Kumar S.

President & Deputy COO

Mohit Joshi

President & Head – Financial Services; Head – Infosys Brazil and Infosys Mexico

Sandeep Dadlani

President & Global Head – Manufacturing, Retail, CPG and Logistics, Head – Infosys Americas

Rajesh Krishnamurthy

President & Head of Energy, Utilities, Telecommunications and Services; Head—Infosys Consulting, Head of Europe

ANALYSTS

Sandeep Agarwal

Edelweiss

Ankur Rudra

CLSA

Anantha Narayan

Credit Suisse

Ashwin Mehta

Nomura Financial

Pankaj Kapoor

JM Financial

Moderator

Ladies and Gentlemen, good day and welcome to the Infosys earnings conference call. As a reminder, all participant lines will be in the listen-only mode. And there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing ‘*’ and then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I would now like to hand the conference over to Mr. Sandeep Mahindroo. Thank you and over to you, sir.

Sandeep Mahindroo

Thanks, Karuna. Welcome everyone to this call to discuss Infosys' Q4 and FY17 Earnings release. I am Sandeep from the Investor Relations team in Bangalore. Joining us today on this call is CEO and MD – Dr. Vishal Sikka, COO – Mr. Pravin Rao, CFO – Mr. M.D.Ranganath, along with other members of the senior management team.

We will start the call with some remarks on the performance of the company by Dr. Sikka and Mr. M.D.Ranganath. Subsequently we will open up the call for questions.

Please note that anything which we say, which refers to our outlook for our future is a forward-looking statement, which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov.

I would now like to pass it on to Dr. Sikka.

Vishal Sikka

Thanks, Sandeep. Hello, everyone. Thanks for joining us.

Let me start by covering our performance for Q4. It is fair to say that the performance in this quarter was lower than our expectation. It is a seasonally soft quarter and we saw softness in Consulting, Retail, CPG and China, as well as some other distractions.

Any large-scale transformation takes time and in the earlier year especially requires a delicate balance between the dual task of protecting and growing the existing businesses and simultaneously entering new frontiers. An evolution of the organizational culture is also a most critical and yet fragile aspect of this. With this in mind, our core business showed good performance, our products and software offerings saw some of their best quarters on record. We saw very positive client feedback, with our clients’ survey results at their highest since the survey started 12 years ago. Analysts also strongly endorsed our services and software, including NelsonHall for our core services and IDC, HFS and Forrester for Mana. All are further evidenced as our Renew and New strategy is moving in the right direction.

We crossed $10 bn in revenue and for this I would like to thank and recognize all Infoscions, past and present, which have helped us to reach this significant milestone.

We delivered strong operational efficiencies, declining attrition over the course of the year, now in single-digits for top performers. We had healthy large deal wins, robust cash generations and steady margins despite a lower growth trajectory. Our FY17 margins were steady at 24.7% despite the impact of salary increases, cross-currency headwinds and decline in our traditional services. We were able to offset these headwinds through improvement in our operational parameters like utilization and a tight control on cost. For the full year, our revenue grew 8.3% in constant currency and the employee count grew only by 3.3%. This is reflected in the revenue per employee increasing in FY17 to $51,375 which is an outcome of our automation and productivity efforts.

We had six large deal wins in Q4 with a TCV of $806 mn, of which $623 mn was framework deals and $183 mn more of committed value deals. While the large deal signings trend line is in the right direction, more than 90% were renewals in our existing business and this is one metric that we will continue to monitor closely.

We continue to strengthen the management team, and I am very happy to welcome Pervinder Johar as the CEO of EdgeVerve. Pervinder has extensive experience in building best-in-class software and cloud services, and most recently he was a CEO of a leading software company in the area of business planning.

On the contribution from the new areas, specifically our FY17 revenues from new software and software-related services including Mana, Panaya, Skava and Edge grew at more than 42%. Starting Q1 of this financial year, we will report revenues on a quarterly basis from new software and offerings such as digital, internet of things, cyber security, the work we do in the API economy, mainframe modernization, BI modernization, Openstack and so forth, in addition to our present disclosures.

Looking deeper in to the numbers, we can say that our strategy to help clients drive automation and innovation into the core of their businesses through our Renewed and New services, our software-led offerings and our culture of learning and education is the right one.

Let’s talk about renewing our core services and delivering new services.

In Q4, we helped clients make Digital, Cloud, Data and Analytics and Mainframe Modernization a reality. And while we continued to strengthen and Renew our core services, it is important to note that New services revenue continues to gain strong traction.

We also continued to drive grass roots innovation through Zero Distance. In March we celebrated two years of Zero Distance and the implementation of more than 2,000 innovation ideas at client. Among these were key engagements with AON, Affinity and many others. As Zero Distance evolves, we have also focused on converting the best ideas that our teams come up with to business solutions and intellectual property that will help us drive new opportunities across industry segments.

In Digital, Cloud, Legacy Modernization to Cloud and Automation, we strengthened our strategic partnership with Adobe, Microsoft, Amazon Web Services and Salesforce.com. Also in Engineering Services our partnership with GE to help deliver solutions in Industrial Automation and Digital Twin and Internet of Things. We partnered with Cisco, Hitachi, Rera Systems, Service Now, BMC, Virtustream which is a division of Delhi MC, HP Enterprise, Huawei and others to modernize client infrastructures.

In Agile and DevOps, we helped several large clients transform their IT organizations enabled by our services, including our Infosys Developer Platform and our tooling and architecture expertise. Internally we leveraged our own automation solutions, and Ravi estimates we saved another close to 3,800 FTEs worth of effort in Q4, primarily in Application Maintenance, Packaged System Maintenance, BPO and infrastructure management, bringing the total FTE worth of effort saved in the financial year to more than 11,600.

Through Zero Bench, which is our program to engage employees in value creation, while they are between projects, more than 20,500 work packets were completed in FY17, and with this we continue to reimagine the very notion of the bench.

In new software-led offerings, in Q4 we saw continued momentum in Mana, Skava, Panaya and Edge. Mana had its best quarters in terms of wins. In Q4 we won 27 Mana engagements including Adient to help them in creating their digital ecosystem. We now have more than 50 Mana clients and more than 150 engagements, and Mana has been doubling every quarter in the last four quarters of its existence.

Skava continued to grow its customer base in Q4, including winning an engagement with EMEA for their next generation rewards engagement. Design thinking was a core part of this engagement and a reflection of our focus going forward. Overall, in FY17 Skava grew its customer base by more than 40%.

EdgeVerve delivered a strong performance with 30 wins and 26 go-lives from both the Finacle and Edge areas of our business. AssistEdge – our flagship RPA platform, continues to drive strong growth.

Panaya had its best year ever, finishing the year strong. And in the second half of 2017 we appointed a new leadership team in Panaya to go after higher value opportunities.

In investments and ecosystem, we continue to invest heavily in AI capabilities in our AI platform Mana. This quarter we added significant expertise by acquiring highly accomplished team from Skytree, one of the early startups focused on speeding up and scaling machine learning. Skytree’s founder and CEO, Prof. Alexander Grey from Georgia Tech, did some pioneering early work on massive scientific data search on NASA. Sanjay Mehta who is Skytree's Head of Engineering and an IIT Mumbai alumni brings two decades of experience in delivering highly scalable enterprise systems. I am really excited about the tremendous potential of our joint teams.

In addition to our $500 mn innovation fund, we continue to support startups that extend the innovation that we bring to our clients. We made seven new investments, including UNSILO – an AI company, ideaForge – a pioneer in autonomous unmanned vehicles and Trifacta which enables line of businesses to gain insights from growing volumes of raw data. We also invested in TidalScale which supports groundbreaking work in reverse virtualization to reduce the hardware cost of large scale data processing. We invested in Cloudyn which helps clients understand the cost performance benefits of moving workload through the public cloud. And we invested as limited partners in Stellaris Venture Partners to help us get exposure to innovative new companies in India that we can help bring in to other markets.

When it comes to culture, in FY17 we introduced our RSU plan for top performers and high potential employees, covering approximately 25% or more than 8,000 employees from the medium to senior cadre. In addition, we restructured the compensation of senior leaders to be more performance based with a significant portion of the compensation now coming through stock incentive. I am personally very proud of our new RSU and performance based plans as I believe any world-class organization must be performance driven and enable employees to be entrepreneurial and share the success of the company.

In education and training – Design Thinking training now covers close to 135,000 Infoscions across the organization. Beyond this we are bringing new immersive learning to AI, leveraging books to deliver new courses at scale, including a new class for power programmers using the flight simulator model of experiential learning. We are expanding the learning through Digital Tutor, our social learning platform as well as the Infosys learning platform. The result of all of this employee engagement is the improvement in our attrition performance which Ranga will talk about.

Looking beyond business, in Q4 the Infosys foundation committed to the construction of sanitation facilities at government schools and training centers in Tamil Nadu, Telangana and Karnataka and partnered with the Akshaya Patra Foundation to provide sanitation kits and counselling for one year to 20,000 girls at schools in Jaipur. An endowment from the foundation to Sri Ramakrishna Sevashrama this quarter has provided drinking water and fodder to remote villages in and around Pavagada, Karnataka.

The Infosys Science Foundation honored six top researchers in clients and humanities with the Infosys Prize 2016, celebrating their incredibly inspiring contributions to fundamental science and research.

The Infosys Foundation in the US announced new teacher training grants for Bootstrap, Exploring Computer Science, UTeach, Beauty and Joy of Computing, and Mobile CS Principles enabling 500 public school educators nationwide to attend free high quality computer science professional development in the United States. Including earlier commitments to Code.org and DonorsChoose, the 1,000 educators supported in summer of 2017 will double the number of teachers that we helped in 2016 and bring Computer Science education to tens of thousands of new students. In addition, the Foundation will continue to support Hispanic Heritage Foundation and its summer 2017 LOFT Coder Summit at Stanford University, enabling more Latino students and young professionals to explore careers in computing

Coming to business outlook for FY18, based on what we see presently, we are guiding for a constant currency revenue growth of 6.5% to 8.5%. This takes into account the normal seasonality of a stronger performance in the first half of the financial year. Our margin outlook for FY18 is for operating margins to be in the range of 23% to 25%, the aspects include recent rupee appreciation, expanding capacity in onsite development centers to mitigate any potential risks from Visa regulations in the US, and we continue relentless focus on cost optimization as we have done this past year to accelerate automation and innovation aimed at mitigating the impact on margins.

In closing, we remain steadfast and passionate in our longer-term path to transform Infosys and continue to see many positive signs at our strategy that we have been executing on is the right one.

I will now hand it over to Ranga for the financial details. Thank you.

M.D.Ranganath

Thank you, Vishal. Hello, everyone. Let me start with the key outcomes for the financial year 2017. Revenues grew by 9.7% in rupee terms and by 8.3% in constant currency terms.

Let me first start with the operating margins:

We had indicated that the operating margin guidance for the year fiscal 2017 to be in the range of 24% to 25%. Our operating margin for fiscal 2017 is closer to the higher end of the guidance at 24.7%. Operating margins for the year were steady, despite the pricing decline, currency volatility on account of Brexit, and lower revenue growth trajectory. This was primarily on account of our sharp focus on operational efficiency parameters like utilization, onsite employee cost as percentage of revenue, and subcon cost as percentage of revenues.

Let us look at each of these items and see how they move during the year:

Coming to utilization, last year we exited Q4 with a utilization of 80% and ended the current Q4 at 82%, an increase of almost 2%. Likewise, for fiscal 2017 utilization was 81.7% as compared to 80.6% in fiscal 2016.

Coming to onsite employee cost as a percentage of revenue – it reduced to 38.1% in Q4 this year from 38.6% in Q4 of last year, which is a drop of 0.5%. For full year, fiscal 2017 total employee cost as a percentage of revenues was held steady at 54.7% despite the compensation increases that happened during the year. Subcon expenses as a percentage of revenue was again held steady through optimization at 5.6% of revenues for the full year.

Let us now move to the second key outcome of fiscal 2017, which is a robust cash generation:

For fiscal 2017 cash provided from operating activities as per consolidated IFRS crossed $2 bn for the first time ever. In INR terms, it was Rs. 14,063 crores, an increase of close to 15% over last year. Likewise, free cash flow, which is operating cash flow less capital expenditure, increased by 18.7% to Rs. 11,303 crores. Looking at cash conversion, operating cash as a percentage of net profits improved significantly to 98% as compared to 91% previous year. Due to strong cash generation, cash and cash equivalents including investments stood at a record high of Rs. 38,773 crores.

Coming to capital allocation policy, the board has approved a revised capital allocation policy, keeping in view the strategic as well as operational cash needs of the company in the medium-term as well as enhancing the returns to our shareholders. The details have been announced in the result press release. Further announcements in this regard will be made as appropriate in due course.

For fiscal 2017, the board announced a final dividend of Rs. 14.75 per share, after including interim dividend of Rs. 11 per share the aggregate dividend for fiscal 2017 amounts to Rs. 25.75 per share. The total payout amounts to 49.6% of post-tax profits and 63% of free cash flow generated during fiscal 2017. Volume growth for fiscal 2017 was 10.2%, for the full year realization declined 2.7% in reported and 1.9% in constant currency.

The employee addition in fiscal 2017 is 6,320 at group level which is significantly lower than 17,857 in last fiscal. This is reflected in the improvement in revenue per employee for FY17 which is $51,375. Basic EPSs for the full year was Rs. 62.80 which as compared to Rs. 59.03 in fiscal 2016, is a growth of 6.4% year-on-year.

Coming to Q4, our revenues in rupee terms sequentially declined by 0.9%, in dollar terms increased by 0.7% and flat in constant currency. On a year-on-year basis revenues grew 3.4% in rupee terms and 5.3% constant currency. Our operating margins for Q4 was at 24.6%, decrease of 50 basis points over Q3. During the quarter as you know rupee appreciated by 1.4% against dollar which impacted margins by approximately 35 basis points. There was a positive impact of 50 basis points on account of cross currency and revenue hedges, this was offset by approximately 65 basis points impact from decrease in realization and increase in other cost, leading to an overall 50 basis points decline in operating margin during the quarter.

Our basic EPS for the quarter was Rs 15.77, decline of 2.5% sequentially and growth of 0.2% year-on-year. Operating cash flow for the quarter was Rs. 3,625 crores. Free cash flow during the quarter, i.e, operating cash flow less CAPEX is Rs. 2,962 crores. This was despite tax payments of about Rs. 300 crores that was made pursuant to demand from tax authorities in India.

DSO for the quarter improved slightly to 68 days as compared to 69 days in the previous quarter. Our hedge position as on March 31st, 2017 was $1.35 bn.

As Vishal said we are guiding for a constant currency growth of 6.5% to 8.5% for fiscal ’18. On operating margin, we expect our FY’18 operating margin in the range or a band of 23% to 25%. In fiscal ’18, apart from the rupee appreciation we have seen so far we also expect to ramp up onsite development centers in the United States to address potential visa regulation changes and the consideration. However, at the same time we will continue our relentless focus on improvement in operational efficiency parameters like higher offshoring, onsite mix, roll mix optimization onsite and the benefits of automation to minimize the impact on operating margin.

As you know, several regulatory proposals are under consideration in the United States that envisage changes to visa regime. At this time, there is no clarity on what proposal and what form will be finalized. So, our margin band for FY’18 doesn’t include potential impact on these aspects. As in every financial year, Q1 would see compensation increases and visa cost which we expect to play out in this Q1 as well.

With that we will open the floor for questions.

Moderator

Ladies and gentlemen, we will now begin the Question-and-Answer Session. First question is from the line of Sandeep Agarwal from Edelweiss. Please go ahead.

Sandeep Agarwal

I have a question on AI side and on the demand recovery. If you see historically, we have witnessed, whenever there is US recovery, Indian IT exports have been more or less a mirror image or they show a growth. But the way this time the guidance has come and all the news flows which are happening, it looks that that correlation has been broken. Question #2, we although saw some recovery in BFSI comparatively. What is giving so much of negativity on the Retail side? Is it a one-time phenomenon or you are saying that in spite of offline shifting to online, the budgets may not be expanded there? Finally, on AI. The industry is under the transition phase. Do you see that AI significantly cutting effort to such an extent that the traditional business can actually decline at a much faster pace than what we can make up from the newer business, so if you can comment on this? Wage hike I have a small question for Ranga, is there a range or something which you can guide on that?

Vishal Sikka

Sandeep, thanks for those questions. In terms of whether the cycle is broken or it still corresponds. We are on the one hand delivering the innovative things that clients are looking for to help their businesses future and on the other hand the traditional services and the outsourcing programs that they engage in, deliver to the cost efficiency and the productivity improvement that they look for, as well as increasingly process improvements and the improvement in the landscape. So, I think to the extent there is a break in that cycle, really the underlying principle here is to ensure that we do not become a commoditized service provider but we are delivering the innovation that are relevant to the client’s future. In terms of AI, overall, when you look at the part of our portfolio that works on the commoditizing services, no doubt that there is going to be a strong impact of AI on that part of the portfolio. But still certainly for the next year, year-and-a-half, perhaps longer than that AI, I believe, continues to be a strong opportunity for us. If you look at our own success with Mana, we now have more than 50 customers who have purchased Mana, we have more than 150 engagements in these 50 customers and this include some huge names from around the world. We have done scenarios of bringing Mana to the existing IT work that we do. But more excitingly we have done work in bringing Mana to some breakthrough new business opportunities and more than half of these engagements are in these breakthrough new opportunities. This include things like product forecasting and understanding customer behavior. One really great example of using deep learning is to automate the work that is done by junior lawyers in understanding NDAs and other documents of this sort, understanding complex contracts, helping people comply to complex contracts much more easily. So, I think that just as any successful technology has done in the past, going all the way back to the industrial revolution. For now certainly we have AI at a unique situation where on the one hand it is eating the jobs of the past, but on the other hand it is creating far greater opportunities for jobs of the future. On Retail, Sandeep can talk about this. I think it is generally a reflection of what is going on in the industry. On BFSI where we have had a stellar year even though we had a little bit of dip in Q4, Mohit, our fearless leader of Financial Services will talk about that. Sandeep?

Sandeep Dadlani

Yes, hi, this is Sandeep. In Retail, look, the story has been consistent over the last two years. It is an industry under disruption, transformation, record number of store closing, bankruptcies, especially just early in this year 2017 itself. However, we see pockets of opportunities. One of the acquisitions we have made is specifically targeted to the shift to online spending, Skava which is one of the most successful acquisitions and perhaps has led some of our biggest wins in the Retail and CPG sector. There has been a huge uptick in Data and Analytics services as well in the Retail sector. So in general, even as the industry gets disrupted and there is choppiness in the sector, we are very optimistic that if we focus in the right areas especially legacy transformation, new loyalty solutions, digital, Skava related services and Analytics, we see optimism on those specific areas. Now if you look at our press release today, you have a prominent retailer Colony brand for claiming that Infosys was the best partner to move it from a legacy platform to the AWS cloud. You will see another large loyalty provider Aimia that serves retail industry, making their platform go on Skava. So, we are confident that even in a disrupting industry perhaps the way we have positioned with our solutions gives us optimism that we will drive more opportunities in the future in Retail.

Mohit Joshi

Thanks, Sandeep. Just to cover the Financial Services space very quickly, if you look at it from a quarterly perspective, on a reported basis, we grew at 1.4%. But if you exclude Finacle, the growth is actually 2%. If you look at it from year-on-year perspective, this is double-digit growth which clearly is on par or ahead of all of our peers and competitors. In the Financial Services space, we are seeing the same sort of duality that Vishal spoke about in terms of the ‘Renew’ which is the need to bring down cost using Automation and AI, and on the ‘New’ which is the huge focus on Design Thinking, on problem finding. I feel that our comparative position both in our traditional businesses as well as the leading position that we have taken as in AI and Automation partner to our clients, should ensure for good results. From US perspective, this industry is much more optimistic in the past six months because of the rate hikes and because of the expectation of less-intrusive regulatory regime. A lot of that has not flown into IT budgets, but we expect it is only a matter of time before we start seeing an uptick in Financial Services or in Banking technology budgets as well.

M.D.Ranganath

Hi! This is Ranga here. On the wage part, typically we start with the entry and mid-level people and we expect around in offshore mid-to-high of single digit. You get a stronger differentiation for the high performance as well.

Sandeep Agarwal

Vishal, will it be fair to say that the way industrial revolution earlier made things much cheaper and the volumes went up significantly and we have seen this trend in the RFID tags also. So, do you think that AI is kind of a tool or a factory which will make IT Services much more affordable and adoptable in various areas which we are not able to see it probably today but the volumes will much more compensate for the pricing or lack of revenues which can happen? Will it be fair to see it in that way?

Vishal Sikka

See, our brains are wired to look at the future in terms of the past because that is the only thing we are familiar with. Our metrics, vocabularies are all based on the way the things have been. So when we think about AI and its impact on jobs and we think about the jobs that will be eliminated. That is inevitably about jobs of the past because we do not normally foresee the new jobs that AI will help us create which are higher value and things like that. When we look at the applications that our clients are building with Mana, they are breakthrough applications. They are very high margin and very high value, whether it is in helping R&D department of pharmaceutical companies and healthcare companies, figuring out the nature of their products or doing product forecasting for complex products CPG companies or the contracts examples that I mentioned before. Really, the only limit there is our imagination and our ability to bring breakthrough new solutions to life. Alternatively, when you look at a very large part of our workforce, it works on services that are being commoditized whether it is infrastructure management or parts of BPO or even parts of verification or maintenance and run oriented services. It is imperative that we bring performance improvement, productivity improvement through the power of automation. That is going to, as Ranga mentioned, continue to be a very-very strong focus for us to help outpace the pricing-related decline that we see there through the improvement of productivity and through the use of automation. We have already done that as you can see independent of the number of FTEs and all these things that we talk about. If you actually look at the revenue per employee improvement that we have seen or the fact that we have grown with addition of only 3.3% additional people this year, these are all indications that our operations in this area are working successfully.

Moderator

Thank you. We have next question from the line of Ankur Rudra from CLSA. Please go ahead.

Ankur Rudra

Vishal, I just have one question on strategy perhaps. In FY’17, we have cut guidance thrice from 12.8% constant currency year-over-year as the beginning of the year to 8.5% in December and yet missed the fourth quarter guidance by a small amount, the constant currency growth rate at the beginning of the year was quite healthy at about 12% to 13%. We ended with about 5%, clearly slower than a year ago and perhaps even lower than some of the leading peers you might look at. In this backdrop, would you say the strategy is not yielding all the results you expected and perhaps it is time to reassess the focus of your strategy?

Vishal Sikka

Ankur, that is a great question. I will answer a part of it and then perhaps Ranga can add his comments on the other part. Clearly, the guidance that we talked about for the year ahead, 6.5% to 8.5% takes into account what we see in the business environment, what we see across the client’s landscape and so forth. It also takes into account our experience over the last few quarters. So, our philosophy is still the same. Ankur, you said “Like we see it” kind of a thing. We are still following that principle. However, obviously we are learning from what has happened in the past three quarters and using that to get better at seeing where things will end up. Over the course of the year, in particular with the growth in software-led services and of course the new services, it is my expectation that we will have a better performance in the second half of the year as we go forward than we have had historically in Q3 and Q4. So that is what I want to say about the guidance. In terms of the strategy working, the strategy is actually working extremely well. If you look at the core services, we have grown significantly in the core services whether it is in the new areas, a whole bunch of renewed services that Ravi and his team have launched in the last two years, most of them have shown triple-digit growth. If you look at our overall workforce, roughly 65% of our workforce works on producing 55% of our revenue at roughly $48,000 RPP and that area is growing slower than the company and the margins there are under pressure. 35% of our workforce produces 45% of our revenue at $72000 RPP and this area actually over the course of the last year has grown close to 20%. This is an area where we see significant growth and significant opportunity to help businesses transform themselves and so forth. So in every meaningful way, whether it is in the core business or in the new software and services, I mentioned Mana, Skava, Edge and Panaya together have grown by more than 43% in the past year. I mentioned earlier the success examples of Mana and in my commentary, I talked about Skava and Edge as well. So all these are signs that things are working, the revenue per FTEs going in the right direction, the Design Thinking engagements, the customer success, the feedback from the analysts that we have are all indications. There are pockets of our business that have been challenging for us, for example, Consulting, for example, Finacle, as Mohit mentioned earlier, and these are the things that we will continue to focus on, but overall I think the strategy is working very well. Ranga?

M.D.Ranganath

Thanks, Vishal. Hi! Ankur. First of all, let me present certain facts. I think one of the indicator of strategy execution is really how have we performed on multiple parameters over the last two years since it was set in motion. First, let us look at the last two years, whether it is ‘16 and ’17. Earlier fiscal year our relative performance vis-à-vis industry used to be at least 50% underperformance whether it was relative to NASSCOM guidance or some of our large peers. If you look at this year, significant underperformance that was there prior to fiscal ’15 was completely gone. There were lot of concerns when we had started the strategy execution, saying that “Hey, your guys are shifting from the services business to software-led business, there will be heavy investments, your margins will get muted, there will be lot of onsite and other expenses.” So I think through our laser sharp focus on operational efficiency, we held the margin steady and we improved on cash generation. When you look at fiscal ‘17 at the band of 24% to 24.7%, highest ever the operational cash flow generation and so on and many of the operational indicators which we have been seeing over the last several quarters focus on, shown positive trajectory. That is one. If you look at the other important component, it is really the per capita revenue. The net headcount addition has been lower by more than 60% which has resulted in uptick in per capita revenue. We have to see the utilization and the automation and how this trajectory will continue. Third, part of the strategy was the large clients. Two years ago we had about 12 $100+ mn clients, today, we are close to 19 $100+ mn clients. While there are quarter-to-quarter volatility, we continue to focus on top account growth and large deal wins and so on and so forth. So net-net even this financial year there were concerns on margins, we held steady, I think if you compare with some of our large peers, by and large on the margin guidance trajectory, we are pretty much in the top quartile. Likewise on cash flow generation and so on and so forth. Coming to your that 5% comment, first 9-months, we were 8.4% and of course Vishal talked about some of the pieces. So that is where we are on strategy execution, whether it is on margin front, whether it is on relative underperformance that we used to have relative to the industry and peers as well as on the strong focus on efficiency and cash generation.

Ankur Rudra

Thanks, appreciate. One follow if I may, if I look at your part of your business consulting in Finacle which you admitted that there has been some challenges, I would assume that that is a part of the business which also has some very high revenue per FTE compared to your overall core business, which perhaps is also holding you back. Is that an area where you think strategy can be improved? That is all from my side, thank you.

Vishal Sikka

Absolutely Ankur, it can be improved further and even though as you said it is higher revenue per FTE in those areas, but the number of FTEs has actually been declining in those areas over the course of the year and Ranga already talked about the overall utilization. So the revenue per FTE improvement is independent of those parts of business has also been improving. In any large portfolio like the one that we have, there are areas that need additional attention and things like that and Rajesh has taken responsibility for consulting over the last three quarters and he is working very aggressively on reshaping this business and helping improve its margin profile. He is also working on helping it become relevant to the core services business, getting it into the more future-oriented areas and so forth. Similarly, Finacle is an area that we see tremendous potential. We have two large North American banks now live on Finacle and with Pervinder’s leadership of the EdgeVerve, the subsidiary that we have will have a great focus on it. We are expecting double digit growth in Finacle in the year ahead.

Moderator

Thank you. Next question is from the line of Anantha Narayan from Credit Suisse. Please go ahead.

Anantha Narayan

Thank you and good afternoon everyone. Vishal, my first question was for you. The execution challenges that you mentioned in the press release, is that behind Infosys now, and the second thing is in terms of the latest round of distractions as you termed it, is there a risk that it could be damaging to employee morale?

Vishal Sikka

Anantha, thanks. Overall there is the broader environment that we are leading the company through. It is the environment of the business, the disruptions, and the transformation of our client’s business with digital and so forth. You see this written large all across every industry and how they are dealing with the digital transformation and how we must reshape our own business through this dual renew and new strategy. On the one hand we are bringing automation into our commoditizing services and on the other hand becoming much more innovative entrepreneurial company. On that front, we have been doing a very good job of working on the strategy and having the strategy deliver the results. Quarter-on-quarter results notwithstanding if you look over the last two-and-a-half years, there is a distinct and very tangible progress on this front. I think that is when we think about Infosys over the longer term as the next generation company, for the times that are ahead of us, the times of innovation and AI, the times of digital, I believe those are the matrix that actually matter. Beyond that of course in the last nine months or so, we have successfully dealt with the Brexit and other geopolitical things. We are working on the investments in the US and so forth over the course of this coming year, given the new administration and things like that.

The other, Infosys’ specific distraction and the media-related things and so forth, what can you say. They are distracting, they are things that take your attention away. But it is our endeavor to navigate in that environment, to deal with those and to ensure that the execution of the company does not suffer as a result of it. I believe that the employee morale has actually not suffered as a result of all of this. Obviously, everybody reads the circulation and so forth. If you look at the attrition numbers, they are at a very healthy level. The Infosys Limited (IL) attrition is at 13.5%, the group attrition is around 17%. So this is a very strong attrition performance. In fact, Pravin and I have stopped looking at this overall attrition number now. We believe that our overall employee engagement whether it is the spirit of innovation through zero distance and zero bench or the educational initiatives are the RSU plan and so forth. We have been focusing over the last two quarters exclusively on high performer attrition and that has actually come down to single digits, which is something that we are really happy about. That is the environment that we are navigating the company. The execution of our strategy is getting stronger by the day. The adoption of Mana in automation for existing services, the development of the new services that we have been working on and bringing transformation of the existing work through a rejuvenated entrepreneurial culture, all dimension, I see strength in the times ahead.

Anantha Narayan

Thanks Vishal, and my final question was to Ranga. Ranga, you spoke about this 18-19% growth in free cash in FY17, which I think is very impressive and congratulations for that. But then if we look at the net income to free cash conversion ratios, while there has been an improvement in FY17, those ratios have actually been much higher in the past few years. So the question is there scope to improve that conversion further from where we are in FY18, and if yes, what would drive that?

M.D.Ranganath

Thanks. One of the pieces at least for the Q4 free cash was also we had to make about 300 crores of tax payment to India authorities on some demand, so that is one factor to take into account for the Q4, but I think the overall indicator would broadly be the FY17 free cash flow. Multiple things are happening here, one is we are relooking at especially in the physical infrastructure capital expenditure kind of, we are kind of looking at in what way to optimize all the development centers, the seats across making sure that we optimize that spend without really diluting in any way our technology spends that we need to do for our technology infrastructure and so on. So there is some amount of rationalization and optimization focus there on the physical infrastructure.

Other part to consider is really on some of the collection focus we have implemented in what way we could shorten the cycle time. There are multiple task force comprising both the business and the finance teams to make sure that there is necessary system and process changes to ensure that is a very agile one both in terms of collections. Those are some of the pieces which has helped us in last couple of quarters. We will continue our relentless focus on that.

Moderator

Thank you. Next question is from the line of Ashwin Mehta from Nomura. Please go ahead.

Ashwin Mehta

I had a question on BFSI. So you sounded optimistic about the US on BFSI. Are you equally confident on BFSI in Europe where some of the financial improvements that we have seen with US banks have not happened, and secondly, what led to the fall of in terms of European growth this quarter, were there any residual impacts from the RBS contract?

Mohit Joshi

Let me answer the question on BFSI then I will have Rajesh comment on the overall European picture. What I was saying about the US is that while there is a mood of greater optimism, we are hopeful that it will result in an increase in IT spend, certainly by the second half of the year. From our European business perspective, we have actually done extremely well as we had mentioned last time itself that the RBS impact was almost completely taken in Q3. Our European business on a year-on-year basis has done exceedingly well and while European banks do not have the same degree of optimism or have not seen the same rate hikes as the US banks, there are two things at play there. One is that they are underinvested in technology, they are behind the curve when it comes to technology adoption and there is a lot of catch up to do which gives us a great opportunity. Secondly, we have a lot more headroom for growth in Europe given the fact that we are underpenetrated. Especially in continental Europe, as opposed to the US which has been home market for us for a very long time. I am not drawing a distinction between the US and European markets in terms of our expectations or our optimism. If anything the European market has actually outperformed for us in BFSI for the past three years at least.

Rajesh Krishnamurthy

Overall, as Mohit said Financial Services has had a very good trajectory, so as Manufacturing, Retail, CPG industries. There is nothing secular here. I think it is a one-off seasonal relatively soft quarter and that is the reason for this marginal decline. But the pipeline is strong. We have had a series of good wins. We have a very strong set of deals which we are pursuing in the European region across industries whether it is in the Telecom space, the Energy space, FS Mohit already spoke about as well as in Logistics, Manufacturing, etc. So we do not believe that there is any real reason for worry. Of course, Europe there is lot of political change. We have seen the potential impact of Brexit. We have elections coming up in France in the near future, coming in Germany in this year. So yes, there has been some conservativeness, but overall we do not see any challenges particularly this year for the European region.

Pravin Rao

Just to add for the year on constant currency, Europe has grown at 9% which is higher than Infosys growth.

Ashwin Mehta

Just one follow up, in terms of overall demand seasonality in FY18. Do you see 1Q start of strongly and have you seen any impacts in terms of decision making because of the visa related uncertainty from clients?

Vishal Sikka

Not so far. We have seen a significant amount of interest in clients trying to understand what the impact of these things could be. There is some behavior change from the perspective of ensuring that employees who are affected by potential outsourcing work are taken into account and the deals are structured in a way that this works out. People are curious to know what the approach will be, what the local hiring policy would be and things of this nature. This we have seen, but so far, I have not seen any material impact, but perhaps Ravi or Mohit or Rajesh, if you guys can comment on this.

Ravi Kumar S.

We have not seen any material impact so far, but it is something that we are tracking very closely and something that we obviously want to make sure that does not become an issue, absolutely.

Ashwin Mehta

Till now seasonality should be normal in terms of starting off strong in the year?

Pravin Rao

Yes, we have assumed we have seasonality to the business and when we gave the guidance for 6.5% to 8.5%, we have assumed the same.

Moderator

Thank you. The next question is from the line of Pankaj Kapoor from JM Financial. Please go ahead.

Pankaj Kapoor

Vishal, my first question is to you. If I recall right, when we had outlined our long-term aspirations, we were building in a growth of around 10-12% in the traditional or the renew services. It appears that in the last two years, there actually could have been a much lower growth or may be even contractions in those services. So I was just wondering how do you read this and what impact does it have on in terms of the strategic choices that you are making. For instance, in terms of take out of any large deals with the clients and stuff like that, that is my first question. My second question is to Ranga, just want to understand how you are preparing for the recent changes in the visa regulations. Do you think that there could be delayed or may be higher rejection rate this year, and which in turn can push our subcontract expenses?

Vishal Sikka

Hi, Pankaj, looking ahead, we have seen the performance that we have seen in the last year or so in the core services, but this has to be a continuous evolution. The nature of our business is that in our core services, we tend to bring a large scale to the capabilities that are necessary in a bulk of what the clients look for. So traditionally we have had application development and maintenance and verification package systems and infrastructure services and things like this. Increasingly, we see new services showing up like in areas which are increasingly digital and physical digital divide, cyber security, cloud migration, and cloud implementation and so forth. We have to continue to evolve our mix there. This is the essence of the renew and new strategy, and we have been seeing strong growth in these Renewed services in many of these cloud-oriented areas and digital and so forth, and we have to continue to double down on that. I believe with that kind of a strategy and of course in a commoditizing part, bringing Mana, bringing our own platform to help improve the productivity and efficiency of those services is critical. There again our strategy is not only to use AI to improve the productivity, but to use our automation platform so that we get to share at least in the economic benefits of bringing that. With all of that, I think that the renewed core services will continue to grow. Now whether it is 10% to 12% or 12% to 14% or 8% to 10% or 6% to 8% or whatever. That depends on the times that we are living in, but I do see that there is overall in that area, there is good growth to be achieved on a very large base. On the other hand, we have to complement that with completely new software-oriented services and new software that we have never done before. We have now started to do that over the last two years and we are starting to reap the benefits of that. The new software world is at an RPE of more than $125,000 per year and we are growing more than 40% in that. Already at a substantial basis, we will start to break out the details of this starting next quarter. We are seeing very good growth in that area and that software world the more we are going to do some investments in that world as well as Ranga mentioned, in addition to the US hiring and things like this. As I look at the future, the idea is to renew the existing services and bring in this new software-driven capabilities both at the same time, so that we have a good growth in the services world and non-linear growth in the software world that comes together to help us move forward.

Pravin Rao

I will answer the question on visa. We have not so far seen any undue delays in visa processing timelines. In fact, even with the recent suspension of premium processing for H1B, this is not unprecedented because we had seen this in the past as well and we have been able to manage. We are closely monitoring the overall situation with respect to visa, any developments and in the past also we have seen any legislations take a period of time before they get implemented and in the last 24 months, we have focused on increasing our presence in US with lot more local hiring. In this year, we will continue that focus. We will accelerate it. We will also start looking at developments and training centers in US as well. So far while there is lot of noise around it, we are closely monitoring the situation. We are planning for any eventuality, but at this stage we have not seen any undue things which are impacting the way we do our business.

Pankaj Kapoor

Thanks Pravin. Just a small clarification if I can squeeze. Vishal, if I look at our deal signing that is still probably lower than maybe what you would probably wanted to be. So I am just wondering that on the core services side, are we actively pursuing these large mega transactions upward of say $200-$300 mn and do you see a pipeline buildup of that which probably will be necessary for us to have a growth in that area going forward?

Pravin Rao

On the large deals this quarter we ended up with $805 mn, six deals which was better than $660mn or something which we did in Quarter-3. On an average this year, on a quarterly basis, we have had a run rate of about $800 mn per quarter. Our aspiration and intention is take it to 1 bn, so from a pipeline we believe it is possible. Having said that, the only thing we need to watch out is the deal sizes are becoming smaller than before and that is something we need to closely monitor. Otherwise, at this stage, from a trend perspective, it is on the right trajectory.

Moderator

Thank you. Ladies and Gentlemen, this was the last question for today. I would now like to hand over the conference back to Mr. Sandeep Mahindroo for his closing comments. Over to you, Sir.

Sandeep Mahindroo

Thanks everyone for joining us on this call. We look forward to talking to you again during the course of the quarter. Have a good day.

Moderator

Thank you very much, Sir. Ladies and Gentlemen, on behalf of Infosys Limited that concludes this Conference Call. Thank you for joining us and you may now disconnect your lines.